NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2
US OTC Symbol: ABGFF

COPPERSTONE GOLD MINE PERMITTING UPDATE

March 30, 2010 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza") is pleased to report on the status of the permitting program at the 100% owned Copperstone Gold Mine in Arizona. Permitting began July 15, 2009 with a project organization and strategy meeting between Bonanza and Schlumberger Water Services from Tucson, Arizona led by Kent Lang, Project Manager. The permitting process has gone methodically to date, and is expected to be complete during the fourth quarter of 2010.

After months of work, the permitting cycle formally began on October 22, 2009 with the submission of the Copperstone Mine Plan of Operations (“MPO”) to the United States Department of the Interior’s Bureau of Land Management (“BLM”), the lead agency for permitting mining operations at Copperstone. Closure and Reclamation Plans were developed as part of the MPO. The MPO was accepted as complete by the BLM on November 6, 2009, and is currently undergoing the National Environmental Policy Act (“NEPA”) evaluation through an Environmental Assessment (“EA”) process. The EA was submitted to the BLM on December 18, 2009 for the NEPA review.

Federal permits or approvals which have been obtained include the Miner Registration Number which has been received from the United States Mine Safety and Health Administration (“MSHA”). Radio communications licenses have been obtained from the Federal Communication Commission (“FCC”). Other Federal permits applied for include the Environmental Protection Agency (“EPA”) Regulated Waste Permit.

Significant portions of the permitting process will be evaluated by the Arizona Department of Environmental Quality (“ADEQ”), working in cooperation with the BLM. The first of these permits is the Air Quality Permit (“AQP”) which reviews mobile and stationary emission sources and emissions mitigation at the proposed mining operation. The AQP was submitted for Administrative review on February 19, 2010, and was accepted as complete on March 3, 2010. The AQP is now in the Substantive (technical) review period, with approval expected during the second or third quarter 2010.

The other major permit to be obtained from the ADEQ is the Aquifer Protection Permit (“APP”), which describes plans for protecting the groundwater in relation to the waste dumps, tailings impoundment facilities, and processing plant. Required as part of the APP process are 100% complete, sealed engineering drawings for these facilities, a process which took several months of engineering design. The APP was filed with the ADEQ for Administrative completeness review on March 26, 2010. Upon a finding of acceptance as complete, the APP will enter the Substantive review process which may take between five and seven months to complete, and will be on the critical path forward, meaning the APP is likely to be the final major permit to be approved. Once all permits have been obtained, Bonanza can begin mining gold ore.

Other State permits include filing the Reclamation Plan with the offices of the Arizona State Mine Inspector. The Reclamation Plan was developed as part of the MPO as described above. The ADEQ is also responsible for oversight of the Industrial Storm Water Permit which is currently being prepared with an initial submission target date during April, 2010 and is expected to be approved in the second or third quarter, 2010. Several permits, approvals, or registrations from a number of agencies will be applied for at the appropriate time, such as Blasting Operator Registrations from the United States Bureau of Alcohol, Tobacco, and Firearms (“ATF”) which require that all personnel handling the blasting agents undergo background checks and therefore application must await identification of those personnel.

A number of design plans have been prepared to support the permitting process and mine construction planning. The tailings storage facility (“TSF”) and solution reclaim pond are fully designed, with analysis including construction specifications and plans, surface and process water controls and containment, analysis of geologic conditions and surface hydrology. Hydrogeology and dewatering studies and designs are complete. Geomechanical analysis is complete and provides plans for maintaining stable rock during underground mining operations, and includes completed studies and plans for rock character, span analysis, crown and sill pillar analysis, and backfill requirements. The feasibility study is now complete and has been placed on www.sedar.com, as previously announced.

The following are highlights of the feasibility study as previously reported (News Release dated February 3, 2010).

The Copperstone Gold Mine is estimated to produce on average 45,891 ounces of gold annually for the first 3 years, and have a capital investment payback period of only 13 months. The feasibility study details a total capital cost of US$17.74 million, including working capital, G&A startup, reclamation bonding, and contingencies. The feasibility study estimates the cash production cost to be US$415 per ounce of gold produced.

The After Tax Net Present Value (“AT-NPV”) of the mine is US$51,291,204 and the Internal Rate of Return (“IRR”) is 96.3% in the base case using a future gold price estimate of $962 per ounce and a 5% discount rate. Using the current spot gold price ($1104 per ounce on www.kitco.com on December 28, 2009) the AT-NPV rises to $68,089,302 and the IRR increases to 120.5% . The table below provides a range of economic results at various gold price assumptions.

Copperstone Economic Sensitivities at various Gold Prices:

Gold Price Case	Gold Price (US$/Oz)	IRR (%)	Undiscounted pre- tax Cash Flow (US$)	Net Present Value After-Tax (US$) (Discounted)
Low	$850	74.3%	$50,162,532	$37,194,541
Base Case	$962	96.3%	$74,169,910	$51,291,204
Spot	$1104	120.5%	$104,496,256	$68,089,302
High	$1250	145.1%	$135,727,452	$84,874,376

The feasibility study results indicate a total of 256,430 ounces of gold can be mined from current known diluted Proven and Probable Mineral Reserves during the 6.3 year mine life at Copperstone.

About Bonanza

Bonanza is working to re-activate mining at the development-stage Copperstone gold property in Arizona. Please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

Note: All numbers may not add up to total due to rounding errors.

QUALIFIED PERSONS

The technical information in this news release and in Bonanza’s associated technical reports was prepared in accordance with the standards of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and was reviewed by Chris Pratt, Bonanza's Geologist at Copperstone and Qualified Person (“QP”) under NI 43-101. Information regarding data verification, and the resources and reserves at Copperstone, is set out in the Company’s February 3, 2010 news release.

CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

The Resource and Reserve estimates included in this news release are estimates and no assurances can be given that the indicated level of gold production will be achieved. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling and sampling results and industry practices. Valid estimates made at any given time may significantly change when new information becomes available, and reserve estimates established at any given time may, as a result of macro-economic or other factors, cease to be valid in the future. While the Company believes that the reserve estimates discussed in this news release are accurate, by their nature resource and reserve estimates are imprecise and depend to a certain extent upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company, and adversely affect the results of the Study. Investors are cautioned not to assume that any part or all of the mineral deposit will ever be extracted or processed at a profit.

US Investors are cautioned that the reserve estimates disclosed in this news release have been calculated pursuant to Canadian standards, and may not be considered “reserves” by the U.S. Securities and Exchange Commission.

FORWARD LOOKING INFORMATION

This news release includes certain statements that may be deemed "forward-looking statements" or “forward-looking information” (“FLI”). FLI relates to future events or future performance and reflect management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, timing of application for permits and approval timelines, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. This FLI is provided as of the date of this document and Bonanza does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. Although the Company believes the expectations expressed in such FLI is based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Bonanza provides the following specific risk disclosure associated with certain statements contained in this news release which may be deemed FLI, referenced to the section of this news release which provides the information or statement. Investors are cautioned to read the below risk related information together with the above statements and Bonanza’s other risk disclosures. Sensitivity analysis set out in the Study indicates that Copperstone project economics are most sensitive to gold price and metal recovery, so these parameters, among others, represent risks common to most types of FLI thus it is unavoidable that the below sections are in some respects similar. What is presented below is a discussion of the most salient risks to each type of FLI, in order of decreasing risk to the fruition of the FLI. These are current risk discussions and subject to change based on changing macro-economic and market conditions.

Information regarding the economics of mining at the Copperstone project set out in the Study, including the following types of information set out in this news release, “Copperstone Economic Sensitivities at various Gold Prices” “Highlights of results from the Feasibility Study”, and similar information include FLI. Specific risks associated with this FLI include: (i) the risk that gold prices may rise or fall in the future, which would improve or degrade this type of FLI; the risk that macro-economic conditions change to adjust the risk-free return on capital, thus affecting the discount rate used in these cash flow projections – a rise in the discount rate would reduce the present value of the project; (ii) the risk that capital and labor costs may rise or fall in the future, thus degrading or improving the project economics; (iii) tax structures and taxation rates may change in the future to the detriment or benefit of the project economics; (iv) the risk that equity, debt and corporate markets are not sufficiently robust to allow the project to be financed; (v) risks related to gold recoveries and the availability of off-site gold from concentrate recovery facilities, the lack of which would cause an increase in capital costs and a likely delay to obtaining permits; (vi) delays in obtaining governmental approvals; (vii) risks related to possible variations in ore reserves, grade or recovery rates; (viii) availability of key personnel to provide services which while currently good, may become difficult, potentially leading to delays in obtaining permits and conducting operations; (ix) accidents, labor disputes and other risks inherent to the mining industry; (x) inflation, which could affect cost estimates and negatively affect project economics; (xi) delays in obtaining financing to commence mining operations, all of which may affect the attainment of these FLI. The Company has assessed these risks using among other things Monte Carlo simulations which indicate these likelihood that these risks are realized and preclude the FLI from coming to fruition is limited. This type of FLI, economic summary data, is affected by most of the risks associated with the project because it is bottom line economic results type information.

Information regarding permitting at Copperstone” and similar information: Specific risks associated with these statements include: delays in obtaining governmental approvals; determinations by government agencies adverse to Bonanza’s interests; application of more stringent requirements by governmental agencies than that expected by the current fast track process applied to previously mined properties, changes in law and regulations, in particular environmental regulations, and availability of key personnel to provide services, which, while currently good, may expand or contract; all of which may affect the attainment of this FLI.

While Bonanza has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in FLI, mining is an inherently risky business and there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that FLI will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly investors should not place undue reliance on FLI. For more information on the Company and the risks and challenges of its business, investors should review the Company's financial statements, Annual Information Form, the Study and other disclosure available on the Company’s website www.americanbonanza.com and on www.sedar.com and investors should review the Company’s annual filing on Form 20F with the United States Securities Commission.

For further information call:

Jim Bagwell, Corporate Communications
Phone: 1-877-688-7523
Email: info@americanbonanza.com